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QUESTIONS AND ANSWERS REGARDING MERGER DISTRIBUTED TO PROXIM EMPLOYEES

                                      Filed by Proxim, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                                 Subject Company:  Netopia, Inc.
                                                   Commission File No.:  0-22700

QUESTIONS AND ANSWERS REGARDING MERGER DISTRIBUTED TO PROXIM EMPLOYEES ON JANUARY 31, 2001:

                         PROXIM/NETOPIA ANNOUNCEMENT Q&A

WHY DID PROXIM AND NETOPIA AGREE TO MERGE?

The merger provides Proxim with three strategic benefits.

1. The merger broadens Proxim's broadband networking solutions providing Proxim access to DSL and other local loop technologies. Post merger, the combined company will be able to offer the broadest range of WAN/LAN broadband networking solutions to Proxim's target markets, which include consumers, businesses and service providers.

2. Proxim gains access to Netopia's carrier and service provider distribution partners that serve small and medium-sized businesses.

3. Proxim's technological expertise in wireless connectivity and Netopia's expertise in software and broadband infrastructure will allow the combined company to develop new products that will increase the value proposition of broadband Internet access and services.

Netopia gains:

1. Access to Proxim's consumer channels which reach the home, small office and residential markets.

2. Benefits from common expertise in voice and data, plus the opportunity to create integrated wireless solutions that will make provisioning of DSL and other local loop technologies easier and quicker.

Post-merger, the company will benefit from the greater depth of combined senior management team and opportunities to leverage more efficient operation.

DOES THE NETOPIA ACQUISITION CHANGE PROXIM'S STRATEGY AND DIRECTION?

Proxim's wirefree broadband networking strategy has not changed. Proxim's goal is to connect people and information by providing superior broadband networking solutions that offer integrated data, voice and streaming media capabilities, and are easy to install and use, secure, reliable and cost effective. Today, Proxim delivers its wirefree solutions to homes and small businesses, public and private enterprises, and service providers. The acquisition of Netopia extends that strategy by leveraging the synergistic technological and marketing strengths of each company.

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The combined company will create a unique provider of equipment for DSL and other broadband access by providing fully-integrated wireless networking solutions for service providers that are simple to install, configure and use. The result will be greater customer satisfaction and quicker provisioning, which will benefit both users and service providers and accelerate broadband deployment.

WHAT ARE THE TERMS OF THE ACQUISITION?

Under the terms of the definitive merger agreement, Proxim has agreed to purchase Netopia in a stock-to-stock exchange, with a conversion rate of 0.3 shares of Netopia common stock to Proxim common stock, worth approximately $223 million based on the closing price for Proxim stock on January 23, 2001. The merger will be accounted for as a purchase transaction.

WHOM DO YOU SEE AS COMPETITION TO THE COMBINED COMPANY?

Proxim will continue to service three markets: homes and small businesses, enterprises and service providers, with indoor and outdoor broadband networking solutions.

Home and small business market competitors:

o    Linksys
o    Netgear

Enterprise market competitors (indoor and outdoor networking products):

o    Lucent
o    Cisco

Service provider market competitors, indoor:

o    Efficient Networks
o    Redback Networks
o    2wire

Service provider market competitors, outdoor:

o    Western Multiplex
o    Breezecom

WILL THE NETOPIA BRAND AND ITS PRODUCTS CONTINUE TO BE SUPPORTED?

Yes. Proxim will maintain the Netopia brand and products, including its e-commerce Web platform and Timbuktu software.


WHAT IS THE IMPACT OF THIS TRANSACTION ON PROXIM AND NETOPIA SALES CHANNELS?

Proxim and Netopia will continue to develop and nurture their respective sales channels. As a result of the transaction, we have the opportunity to introduce Netopia products into the Proxim channel and vice versa.

HOW WILL NETOPIA AND PROXIM CUSTOMERS BE SUPPORTED AS A RESULT OF THIS ACQUISITION?

Netopia and Proxim customer service organizations will continue to support their respective customers. Please refer customer service inquires to the appropriate organization.

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PROXIM HAS MADE FOUR ACQUISITIONS IN THE LAST YEAR. WHAT ARE THE GOALS OF THESE
ACQUISITIONS? SHOULD WE EXPECT MORE M&A ACTIVITY FROM PROXIM?

o    Farallon, June 2000

Proxim acquired Farallon, a leading provider of wireless and wired networking solutions for homes, small offices and classrooms. The acquisition provided Proxim with networking solutions for the Mac market and mixed Mac and PC environment. Proxim also gained a broader range of consumer networking products that include Ethernet, Home PNA and 802.11b-based wireless networking. While Proxim's premier consumer offering is HomeRF wireless networking, Proxim recognizes that "one size doesn't fit all" and there are times when another technology may be the best alternative.

o    Microlor, Inc., January 2000

Proxim acquired Microlor, Inc. a leader in developing unlicensed spread spectrum wireless technology. The results of this acquisition will be apparent in product(s) to be released later this year.

o    Wavespan, December 1999

Proxim acquired Wavespan, a developer of wireless broadband access solutions. This acquisition brought the Stratum building-to-building product line to Proxim.

Proxim will continue to evaluate M&A opportunities that support its business strategy.



This document contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements concerning the expected benefits and results of the announced Proxim and Netopia merger, product development, new products, emerging markets, growth opportunities, and future operating results. Forward-looking statements involve a number of risks and uncertainties including, but not limited to, the risks surrounding the closing of the merger and the integration of Notepad into Proxim's business subsequent to the closing of the merger, Proxim's ability to successfully develop, manufacture and gain market acceptance of new products; dependence on the emerging home networking market, the cost, availability and quality of assemblies and finished products from contract manufacturers; dependence on a limited number of OEM customers rapid technological change; developing industry standards; evolving regulatory requirements; international sales; the highly competitive nature of the wireless LAN market; and other factors more fully described in Proxim's reports to the Securities and Exchange Commission, including but not limited to Proxim's report on Form 10-K for the year ended December 31, 1999, and its reports on Form 10-Q as well as Netopia's report on Form 10-K for the fiscal year ended September 30, 2000. Actual results may differ materially. Proxim and Netopia do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of the company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION: Investors and securityholders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Proxim and Netopia. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by with the Commission at

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the Commission's Web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Proxim or Netopia. Proxim and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Proxim's stockholders with respect to the transactions contemplated by the merger agreement.

Information regarding such officers and directors is included in Proxim's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 24, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Proxim.

Netopia and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Netopia with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Netopia's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on December 29, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Netopia.

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